Filing under Rule 425 under the Securities Act of 1933
Filing by: German American Bancorp, Inc.
Subject Company: American Community Bancorp, Inc.
File No. 000-50946

For Immediate Release

Contacts for American Community:
Michael S. Sutton, CEO
John M. Schenk, CFO

Phone:  (812) 962-2265

Contacts for German American:
Mark A. Schroeder, CEO
Bradley M. Rust, CFO

Phone:  (812) 482-1314

INFORMATION REGARDING $2.00 PER SHARE CONTINGENT SPECIAL DIVIDEND DECLARED BY AMERICAN COMMUNITY BANCORP, INC.

Evansville, Indiana and Jasper, Indiana – December 10, 2010 -- American Community Bancorp, Inc. (OTCBB:  ACBP) and German American Bancorp, Inc. (NASDAQ: GABC) today jointly announced additional information for prospective buyers and sellers of common stock of American Community with respect to the $2.00 per share special dividend that has been contingently declared by the Board of Directors of American Community as part of the pending merger of American Community with German American.  This dividend, if paid by American Community, will be paid on December 30, 2010 on all shares of American Community that are shown on the records of American Community to be issued and outstanding as of the close of business on December 15, 2010, and to the registered holders of such shares as shown on American Community’s stockholder list as of that time on that date.

Due to the contingent nature of the $2.00 per share special dividend, American Community has been advised that no “ex-dividend” date is expected to be established in order to govern the trading in the American Community common stock in the over-the-counter stock market, nor are any “due bills” or similar instruments expected to trade with the American Community common stock.   The stock markets normally establish ex-dividend dates for stocks as to which there are unpaid dividend declarations (or, if no ex-dividend date is established, a due-bill procedure) in order to protect buyers who buy shares before a dividend is paid but do not become a holder of record of the purchased shares in time to receive the dividend payment on such shares.

Accordingly, due to this lack of automatic stock market price adjustment, American Community and German American caution prospective buyers and sellers of American Community common stock that, regardless of the price at which shares of American Community common stock may be quoted or may trade in the stock market between now and the possible December 30, 2010, payment date of the contingent special dividend, the $2.00 per share special dividend, if paid, will be paid on December 30, 2010 only to those shareholders who are of record with American Community at the close of business on December 15, 2010 and only with respect to their record shareholdings with American Community as of that time and date.   Buyers of American Community shares after December 15, 2010 (or who buy on or before December 15, 2010 but do not for any reason become listed on American Community’s stock records as the record holders of such shares as of the close of business on December 15, 2010) will not receive the $2.00 special cash dividend, if paid, and should consider that factor when pricing their bids.

By way of background, as described in the Proxy Statement/Prospectus of American Community and German American dated November 17, 2010, the Board of Directors of American Community has contingently declared a dividend of $2.00 per share payable on December 30, 2010 to shareholders of record on December 15, 2010.  The payment of the dividend is expressly contingent upon, and subject to, the closing of the merger of the two companies being completed on December 30, 2010, and the receipt of all regulatory approvals for such proposed dividend.  In the event that the merger closes after December 30, 2010, then the special dividend will not be paid and, instead, the merger consideration payable by German American per share of American Community common stock will be increased by $2.00 per share cash.

As of the date of this press release, American Community has received all required regulatory approvals for such proposed dividend and all required regulatory approvals for the merger have been received by German American; however, other conditions to the merger remain to be satisfied (including American Community shareholder approval which is being sought at a special meeting of shareholders scheduled for December 22, 2010).  Therefore, payment of the contingent $2.00 per share dividend on December 30, 2010 is not assured.

Additional Information

German American has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (File No. 333-170068) that includes a proxy statement of American Community dated November 17, 2010 (which also constitutes a prospectus of German American) and other relevant documents concerning the proposed merger.  SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.  You are able to obtain a copy of the final proxy statement/prospectus, and other filings containing information about German American, without charge, at the Securities and Exchange Commission’s website (http://www.sec.gov).  Copies of the final proxy statement/prospectus and the filings with the Securities and Exchange Commission that are or will be incorporated by reference in the final proxy statement/prospectus can also be obtained, without charge, by directing a request to Terri A. Eckerle, Shareholder Relations, German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47546, telephone 812-482-1314 or John Schenk, Chief Financial Officer, American Community Bancorp, Inc., 4424 Vogel Road, Evansville, Indiana, 47715, telephone 812-962-2265.